Exhibit 99.23

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech Adds to its IP Portfolio

Filing A Non-Provisional Patent Application

For Augmented Reality In A Retail Environment

March 26, 2019 – New York, NY - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB:NEXCF) (CSE: NTAR) (FSE:N29) is pleased to announce that it has filed with the USTPO a comprehensive non-provisional patent application titled “METHODS AND DEVICES FOR AN AUGMENTED REALITY EXPERIENCE.” NexTech’s application covers proprietary approaches to displaying products in an augmented reality environment in a manner which using AR and AI enhances customer experiences in a retail environment from cannabis dispensaries to coffee shops.

“With this non-provisional patent application we are continuing to build for our shareholders a valuable portfolio of patents around augmented reality in retail,” comments Evan Gappelberg, CEO of NexTech. “Retail is a $30 trillion global industry which is ripe for disruption using AR-enhanced 3D viewing of products and digital humans.’”

The application covers apparatuses and devices which may be employed in coffee shops or cannabis dispensaries to provide engaging advertising which, using 3D AR technology, are intended to promote, indicate, and or extol the features and advantages of any product or service being offered for sale.

A unique feature covered by the filed application includes utilizing personalized avatars or “digital humans” in AR space which may be used in dispensaries to provide an engaging educational experience for a customer. Specifically, a unique avatar or “digital human” may be generated for each individual customer who visits a retail space, creating a one-of-a-kind personal shopping experience consumers crave. The proprietary system using both AR and AI monitors customer behavior and customer interaction and modifies the avatar to provide information in an engaging way to the customer. For example, based on a customer’s interest in a particular cannabis strain, the avatar may be modified to illustrate a likely effect on the user by way of showing the impact.

NexTech is continuing to test and build out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator who knows an individual shopper’s style, sizes, and preferences, as well as AR holograms acting as personal shopping assistants.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D-AR, AI technology anywhere.  Online retailers can subscribe to NexTechs state of the art, 3D-AR/AI solution for $79/mo. The company has created the AR industries first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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